Franklin Electric

KeyBanc Conference Presentation

June 2, 2010

Franklin Electric

Agenda

- Company Overview & Financial Summary
- Growth Strategies

Market Focus

Residential, Agricultural & Commercial Water Systems

$5.1 B global market potential

Fueling Equipment

$1.0 B global market potential



- **Brand equity**
- **Leading market position**
- **Global growth potential**
- **Fragmented customer base**
- **Fragmented competitor base**



Franklin Electric

Global Product Portfolio

% of $636M Sales, LTM 3-31-10


Industrial & Irrigation Groundwater Pumping Systems
18%
Residential Groundwater Pumping Systems
31%
Water Products
82%
Residential, Industrial, and Irrigation Surface Water Pumping Systems
33%
Fueling Products
18%

Franklin Electric

Geographic Sales Mix

% of $636M Sales, LTM 3-31-10


U.S.
45%
International
55%

Global Market Leadership

Major Product Categories

Water Systems	Franklin Market Share Rank
Groundwater Pumping	# 1 (Global)
Residential Wastewater Pumping	# 2 (North & South America)
Fueling Systems	
Fuel Pumping & Containment Systems	# 1 (Global)
Fuel & Vapor Management Systems	# 2 (Global)

Global Manufacturing Footprint

3,500 employees


Madison
Bluffton
Saco
Oklahoma City
Grant County
Wilburton
Linares
Wittlich
Brno
Berzo Demo
Dueville
Suzhou
Joinville
Johannesburg
Headquarters
Manufacturing Facilities

Franklin Electric

Manufacturing Headcount

In Low Cost Regions


70%
60%
50%
40%
30%
20%
10%
0%
13.2%
19.6%
30.6%
34.9%
41.7%
51.7%
60.1%
2003
2004
2005
2006
2007
2008
2009

Franklin Electric

Linares, Mexico
Plant Complex



Motor
Pump

"Best Manufacturing Plant in Mexico"
- Business Directives Initiative Platinum Era Quality Award

"Best Manufacturing Plant in Mexico"
- Best Places to Work Institute

"Finalist"
- Industry Week Magazine Best Plants in North America

Franklin Electric

Franklin Electric

Sales & Earnings Trend

	Last 12 months 3-31-2010	% Change Prior year	Last 6 months 3-31-2010	% Change Prior year	Last 3 months 3-31-2010	% Change Prior year
Net Sales	$636 mm	(12%)	$305 mm	1%	$160 mm	7%
Operating Income *	$60 mm	(17%)	$29 mm	58%	$15 mm	67%
EPS *	$1.47	(18%)	$0.71	78%	$0.37	95%

* Before restructuring

Sales & Operating Earnings Trend

By Segment

	Last 12 months 3-31-2010	% Change Prior year	Last 6 months 3-31-2010	% Change Prior year	Last 3 months 3-31-2010	% Change Prior year
WATER						
Net Sales	$523 mm	(2%)	$252 mm	13%	$134 mm	17%
Operating Income *	$76 mm	16%	$36 mm	76%	$19 mm	82%
FUELING						
Net Sales	$113 mm	(39%)	$53 mm	(33%)	$26 mm	(25%)
Operating Income *	$18 mm	(62%)	$9 mm	(46%)	$4 mm	(39%)

* Before restructuring

Outlook

2nd QTR 2010 versus 2nd QTR 2009

- **Water:**
  - **Sales up ~10% and operating income margin before restructuring up ~100 – 200 bps**
- **Fueling:**
  - **Sales flat and operating income margin before restructuring up ~50 – 100 bps**

Franklin Electric

Strong cash generation & balance sheet

	Last 12 months 3-31-2010	% Change Prior year
Cash flow from operations	**$101 mm**	**47%**
Free cash flow	**$90 mm**	**94%**
	At 3-31-2010	**At 3-31-2009**
Net debt to equity	**21%**	**47%**

Growth Strategy

Product Line Extensions & Geographic Expansion

Water Systems


Submersible
Water Well
Motor
Circa -1950

Franklin
Submersible Motor
1950s



Motors, Controls
and Drives
1990s



Motors, Pumps, Drives
and Controls
2004



Adjacent Pumping
Systems
2006



$5.1 B Global
Addressable
Market

Fueling Systems



Franklin
Submersible Motor
1960s



FE Petro
Turbine Pump
1980s



FE Petro Turbine
and Drive
1990s



Adjacent Products
2000s



$1.0 B Global
Addressable
Market

Growth strategies

WATER: Developing markets


Franklin Water Systems Sales in Developing Regions 2003-2009 ($ mm)
Water sales in developing regions were up 28% in Q1 2010 vs. prior year
$250
$225
$200
$175
$150
$125
$100
$75
$50
$25
$0
$48
$55
$77
$94
$135
$204
$191
2003
2004
2005
2006
2007
2008
2009

Growth strategies

WATER & FUELING: Increasing revenue per installation

- Increase demand for pumping systems that incorporate advanced technologies

Water Systems



4” Motor
~$100



4” Pump Motor Assembly
~$250


SubDrive
CONSTANT PRESSURE PUMP SYSTEM
QuickPAK
Franklin Electric

4” QuickPAK
~$600

Fueling Systems



Motor & Pump
~$3,000 *



Motor, Pump
& Piping
~$23,000



Motor, Pump,
Piping & Tank Gauge
~$35,000



Motor, Pump,
Piping, Tank Gauge, Dispensing
& Vapor Monitoring
~$61,000

* FELE revenue for a representative gas station

SubDrive2W – Electronic Drive
Low-cost constant pressure solution


SubDrive2W
Status
Etat
Estado

SubDrive Inline 1100 –
Compact, quiet constant pressure system for homeowners on municipal water systems


SubDrive
Inline 1100

Colibri -
Fuel Tank Monitoring System


Colibri
(FMS)/Inventory (Summary)
Product 1
Product 1
Product 2
349 gal
349 gal
393 gal
Product 2
Product 3
Product 3
393 gal
436 gal
436 gal
10:40
08/06/09
Franklin Fueling Systems

Franklin Electric